EXHIBIT 99.36
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[LOGO - VERMILION ENERGY TRUST]



                                  PRESS RELEASE
              VERMILION ENERGY TRUST ANNOUNCES CLOSING OF FINANCING
                                DECEMBER 10, 2003


Vermilion Energy Trust ("Vermilion" or the "Trust") - (VET.UN) announced today the closing of the issue of 6,050,000 Trust Units ("Trust Units") at a price of $14.10 per Trust Unit for gross proceeds of approximately $85 million, which includes the exercise in full of the underwriters' option to purchase an additional 550,000 Trust Units. The Trust Units were offered to the public on a bought deal basis through a syndicate of underwriters led by CIBC World Markets Inc. and included BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Scotia Capital Inc. and FirstEnergy Capital Corp.

The net proceeds of the financing will be used to fund the Trust's capital expenditure and acquisition program and for general purposes. In the interim, the net proceeds will be used to repay a portion of Vermilion's bank indebtedness.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Trust Units offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Vermilion is an international energy trust that benefits from geographically diverse production. While 73% of production volumes come from high quality oil and gas reserves in Canada, the Trust also produces high value, light oil in France. The Trust also holds a 72.2% interest in Aventura Energy Inc., a Trinidad-based operation. The Trust's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders.

For further information contact:

Lorenzo Donadeo, President and CEO Curtis W. Hicks, Vice-President, Finance and CFO or Paul Beique, Director, Investor Relations 2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com

To find out more about Vermilion Energy Trust visit our website at www.vermilionenergy.com